================================================================================


                           UNITED STATES UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               ------------------
                                    FORM 11-K
                               ------------------


              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                          METALS USA, INC. 401 (K) PLAN
                            (FULL TITLE OF THE PLAN)



                                METALS USA, INC.
          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)


                         COMMISSION FILE NUMBER 1-13123


                DELAWARE                              76-0533626
       (State or other jurisdiction               (I.R.S. Employer
     of incorporation or organization)          Identification Number)


        THREE RIVERWAY, SUITE 600
            HOUSTON, TEXAS                               77056
    (Address of Principal Executive Offices)          (Zip Code)


       Registrant's telephone number, including area code: (713) 965-0990


================================================================================

                                METALS USA, INC.
                                   401(K) PLAN

                                      INDEX

                                                                      PAGE
                                                                     ------

Report of Independent Accountants  ...............................      1

Statements of Net Assets Available for Benefits,  ................      2

Statements of Changes in Net Assets Available for Benefits   .....      3

Notes to Financial Statements  ...................................   4-10

SUPPLEMENTAL SCHEDULES*:

Schedule I - Schedule of Assets Held for Investment Purposes
   at End of Year ................................................  11-12

Schedule II - Schedule of Nonexempt Transactions .................     13

OTHER:

Signatures  ......................................................     14

Index to Exhibits  ...............................................     15

Consent of Independent Accountants  ..............................     16


* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

 METALS USA, INC.
 401(K) PLAN
 FINANCIAL STATEMENTS AND
 SUPPLEMENTAL SCHEDULES
 DECEMBER 31, 2000 AND 1999

                         REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Metals USA, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Metals USA, Inc. 401(k) Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Notes 7 and 12, nonexempt transactions occurred during 2001 and 2000. Management's evaluation of these matters and its plans for corrective actions are also described in Notes 7 and 12.

As discussed in Note 9, during 2000, the Company made a number of acquisitions and assets of several plans were merged into the Plan.


PriceWaterhouseCoopers LLP
Hartford, Connecticut
June 15, 2001

METALS USA, INC.
401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                       DECEMBER 31,
                                                  2000              1999

ASSETS

Investments, at fair value                   $ 91,162,232      $ 98,583,091

Receivables:

    Employer contributions                        481,818           709,200

    Employee contributions                        593,837           579,949

    Participant notes                           2,962,390         2,484,187

    Other                                           4,977             3,061
                                             ------------      ------------
                                                4,043,022         3,776,397
                                             ------------      ------------
Net assets available for benefits            $ 95,205,254      $102,359,488
                                             ============      ============



   The accompanying notes are an integral part of these financial statements.

METALS USA, INC.
401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                              2000             1999
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
     Investment income:
         Interest                                        $   1,168,268    $     975,516
         Dividends                                             132,253             --
         Net (depreciation) appreciation in fair
            value of investments                           (14,542,268)      12,260,573
                                                         -------------    -------------
                                                           (13,241,747)      13,236,089
                                                         -------------    -------------
     Contributions:
         Employer                                            3,358,656        3,379,164
         Employee                                            8,714,149        7,740,765
                                                         -------------    -------------
                                                            12,072,805       11,119,929
     Transfer from affiliated plan                             310,966           10,199
                                                         -------------    -------------
Total additions (deductions)                                  (857,976)      24,366,217

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefit payments                                       10,931,031        8,246,894
     Transaction charge                                         85,646           45,582
     Participant notes receivable terminated
         due to withdrawal of participant                      260,601          153,416
     Transfer to affiliated plan                                 9,039             --
                                                         -------------    -------------
Total deductions                                            11,286,317        8,445,892
Change in forfeiture reserve, net                             (471,627)          15,821
                                                         -------------    -------------
Net (decrease) increase prior to plan merger               (12,615,920)      15,936,146
Transfer of assets due to plan merger                        5,461,686        6,117,155
                                                         -------------    -------------
Net (decrease) increase                                     (7,154,234)      22,053,301
Net assets available for benefits at beginning of year     102,359,488       80,306,187
                                                         -------------    -------------
Net assets available for benefits at end of year         $  95,205,254    $ 102,359,488
                                                         =============    =============


   The accompanying notes are an integral part of these financial statements.

METALS USA, INC.
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   DESCRIPTION OF PLAN

     The following description of the Metals USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan established effective June 1, 1998. Each employee who was a participant in a plan that was merged into the Plan shall become an eligible employee as of the date of the merger. Other, non-union employees of Metals USA, Inc. (the "Company") become eligible to participate upon completing six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     CONTRIBUTIONS

     Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, 13 pooled separate accounts, a guaranteed investment contract and a Company stock, as investment options for participants. Employee contributions are recorded as a receivable in the period during which the Company makes payroll deductions from the participant's earnings.

     The Company will make a qualified matching contribution in an amount equal to $.50 for each $1.00 contributed by a participant, up to a maximum of 6 percent of the participant's compensation. The Company may also make discretionary qualified non-elective and profit sharing contributions. Qualified matching contributions are recorded monthly. Discretionary qualified non-elective and profit sharing contributions, if any, are recorded when received.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participant's investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

METALS USA, INC.
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     VESTING

     Participants are immediately vested in their own voluntary contributions, qualified non-elective contributions and qualified matching contributions plus earnings thereon. The balance of vesting in the participant's account is based on years of service. With the exception of balances transferred from the Pacific Metal Company Amended and Restated Employee Stock Ownership Plan and Trust, a participant becomes 25 percent vested after one year of service, 50 percent vested after two years of service, 75 percent vested after three years of service and 100 percent vested after four years of service. The balance of vesting in the participants' accounts transferred from the Pacific Metal Company Amended and Restated Employee Stock Ownership Plan and Trust is based on years of service. A participant becomes 20 percent vested after three years of service, 40 percent vested after four years of service, 60 percent vested after five years of service, 80 percent vested after six years of service and 100 percent vested after seven years of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

     BENEFIT PAYMENTS

     On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account, a distribution in the form of an annuity, or installment payments. Distributions are subject to the applicable provisions of the Plan agreement and applicable tax laws. Benefit claims are recorded as distributions when they have been approved for payment and paid by the Plan.

     PARTICIPANT NOTES RECEIVABLE

     Participants may borrow up to a maximum of $50,000 or 50 percent of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (6.75% to 11.58% and 7.12% to 11.50% for the years ended December 31, 2000 and 1999, respectively).

     OTHER RECEIVABLE

     The other receivable represents the difference between interest actually earned on underlying investments and the interest credited to the Ohio National Life Insurance Company ("ONLIC") Fixed Accumulation Account during 2000 and 1999. The difference will be passed back to the Plan through a prospective adjustment to the credited rate of return, in accordance with the Plan's contract with ONLIC.

METALS USA, INC.
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.   SUMMARY OF ACCOUNTING POLICIES

     METHOD OF ACCOUNTING

     The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

     During the year ended December 31, 1999 the Plan adopted AICPA Statement of Position 99-3, "ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS."

     INVESTMENT VALUATION

     Investments in the general account and the guaranteed investment contract are non-fully benefit responsive and are stated at fair value. The term "non-fully benefit responsive" generally relates to investments that have or could have possible conditions, limitations or restrictions on participant initiated transactions. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant notes receivable are valued at cost which approximates fair value. The Company stock is valued at its quoted market price.

3.   INVESTMENTS

     Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                                         DECEMBER 31,
                                                                    2000               1999
       CIGNA Charter Guaranteed Income Fund                    $ 18,784,207       $ 17,980,720
          interest rates, 5.25%; 5.20%
       CIGNA Charter Growth & Income Fund                         8,113,557          8,599,150
          units, 235,176; 237,611
       CIGNA Fidelity Advisor Equity Growth Fund                 18,668,249         22,050,177
          units, 184,852; 193,287
       CIGNA Warburg Pincus Emerging Growth Fund
          (Advisor Shares)*                                       5,264,461                N/A
          units, 87,829; N/A
       CIGNA Janus Fund                                          11,682,563         10,889,376
          units, 198,683; 157,566
       CIGNA Lifetime40 Fund                                      5,527,023          5,946,296
          units, 249,978; 267,009
       Metals USA, Inc. Common Stock                              6,100,614         12,646,672
          shares, 2,171,037; 1,487,844


o     formerly "CIGNA Warburg Pincus Advisor Emerging Growth Fund"

METALS USA, INC.
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     INVESTMENT PERFORMANCE

     During the years ended December 31, 2000 and 1999, the Plan's investments (including interest, dividends, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) (depreciated) appreciated in value as follows:

                                                                    YEARS ENDED
                                                                    DECEMBER 31,
                                                               2000            1999
    General Account:
           CIGNA Charter Guaranteed Income Fund           $    969,275    $    794,993
    Guaranteed Investment Contract:
           ONLIC Fixed Accumulation Account                    122,812         124,084
                                                          ------------    ------------
                                                             1,092,087         919,077

    Pooled Separate Accounts:
           CIGNA Charter Large Company Stock Index Fund       (483,267)        692,405
           CIGNA Charter Growth & Income Fund                 (424,350)      1,602,977
           CIGNA Charter Global Stock Fund                     296,796         123,322
           CIGNA Fidelity Advisor Equity Growth Fund        (2,521,418)      5,961,264
           CIGNA Warburg Pincus Emerging Growth Fund
             (Advisor Shares)                                 (923,931)      1,527,338
           CIGNA INVESCO Total Return Fund                    (121,879)        (35,650)
           CIGNA Janus Fund                                 (2,201,786)      2,731,159
           CIGNA Neuberger Berman Partners Trust                 5,532          61,716
           CIGNA Lifetime20 Fund                               (10,676)         99,474
           CIGNA Lifetime30 Fund                                (7,477)         90,909
           CIGNA Lifetime40 Fund                               (47,324)        963,186
           CIGNA Lifetime50 Fund                                 1,444          83,461
           CIGNA Lifetime60 Fund                                12,045          37,601
                                                          ------------    ------------
                                                            (6,426,291)     13,939,162

    Common Stock:
           Metals USA, Inc. Common Stock                    (8,138,797)     (1,799,612)

    Participant Notes Receivable                               231,254         177,462
                                                          ------------    ------------

           Net (decrease) increase                        $(13,241,747)   $ 13,236,089
                                                          ============    ============


METALS USA, INC.
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


4.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     The Plan participates in a contract with CG Life via an investment in the CIGNA Charter Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Charter Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Income Fund the Plan is credited with interest at the rate specified in the contract, which was 5.25% and 5.20% for the years ended December 31, 2000 and 1999, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Income Fund for six months. The Plan participates in a contract with Ohio National Life Insurance Company via an investment in the ONLIC Fixed Accumulation Account. For the Plan's investment in the ONLIC Fixed Accumulation Account, the Plan is credited with interest at the rate specified in the contract which was 6.50% and 5.95% for the years ended December 31, 2000 and 1999, respectively, net of asset charges. As discussed in Note 2, the CIGNA Charter Guaranteed Income Fund and the ONLIC Fixed Accumulation Account are included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

5.   RELATED-PARTY TRANSACTIONS

     Plan assets include investments in funds managed by CG Life, a wholly-owned subsidiary of CIGNA. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of Metals USA, Inc., the Plan sponsor, which also qualifies as a party-in-interest.

6.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.   TAX STATUS

     As of December 31, 2000, the Plan was in the process of filing for a determination letter from the Internal Revenue Service which would determine that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). However, the Plan's administrator and tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     Management has determined that nonexempt transactions occurred during 2000 and 1999. These transactions involved the unintentional submission of employee contributions to the Plan later than the 15th business day of the month following the month of being withheld from compensation. Schedule II
     - Schedule of Nonexempt Transactions, which is attached as supplemental information to these financial statements, provides a summary by month of the aggregate employee contributions that were not remitted to the Plan Trustee within the prescribed time period. The amount of employee contributions that were not made on a timely basis aggregated approximately 24% of the total amount of all employee contributions. The Company will incur a penalty as a result of these late contributions. Upon discovery of the transactions, the employee contributions were promptly submitted to the Plan.

METALS USA, INC.
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Management has implemented a number of corrective actions including a new payroll reporting system, which together with other corrective measures, is being used to correct this problem. Additionally, Management does not believe the late filing issues disclosed herein will adversely affect the tax-exempt status of the Plan and, accordingly, no provision for income taxes has been made in these financial statements.

8.   RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500

     The Annual Return/Report of Employee Benefit Plan (the "Form 5500") is prepared on the modified cash basis. Accordingly, certain balances included on Schedule H (Part I and II) of the Form 5500 differ from those included in these financial statements. Contributions in the statement of changes in net assets available for benefits differ from contributions in the Form 5500 by the amount of contributions accrued at December 31. The ending net asset balances are reconciled as follows:

                                                                 DECEMBER 31,
                                                             2000           1999

    Net assets, reflected on Form 5500                  $ 94,129,599   $101,070,339

    Add: Employer contributions receivable                   481,818        709,200

         Employee contributions receivable                   593,837        579,949
                                                        ------------   ------------
    Net assets, reflected in the financial statements   $ 95,205,254   $102,359,488
                                                        ============   ============

9.   PLAN MERGERS

     During 2000 and 1999, the Company made a significant number of acquisitions and assets of several plans were merged into the Plan. Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

10.   TRANSFER FROM AFFILIATED PLAN

     During 2000 and 1999, certain employees and their participant balances were transferred from an affiliated plan to the Plan.

METALS USA, INC.
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

11.  FORFEITURES

     The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested Company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $119,431 at December 31, 1999, is included in the CIGNA Charter Guaranteed Income Fund and is available to offset contributions, which would be otherwise payable by the Company or reallocated to the participants, in accordance with the Plan agreement. In 2000 and 1999, Company cash contributions were offset by $475,417 and $33,657, respectively, from forfeited nonvested accounts. There was no forfeiture reserve balance at December 31, 2000.

12.  SUBSEQUENT EVENTS

     Management has determined that nonexempt transactions have occurred subsequent to year end. These transactions involved the unintentional submission of employee contributions to the Plan later than the 15th business day following the end of the month in which amounts were withheld from compensation. Management is pursuing the necessary corrective actions to ensure the continued tax-qualified status of the Plan.

METALS USA, INC.                                           SUPPLEMENTAL SCHEDULE
401(K) PLAN                                                           SCHEDULE I

SCHEDULE H (PART IV) FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
    AT END OF YEAR
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                               (C)
                       (B)                        DESCRIPTION OF INVESTMENT INCLUDING
             IDENTITY OF ISSUE, BORROWER,          MATURITY DATE, RATE OF INTEREST,              (D)                 (E)
    (A)        LESSOR, OR SIMILAR PARTY            COLLATERAL, PAR OR MATURITY VALUE            COST            CURRENT VALUE

     *     Connecticut General Life          CIGNA Charter Guaranteed Income                    N/A**            $18,784,207
           Insurance Company                 Fund

     *     Connecticut General Life          CIGNA Charter Large Company Stock                  N/A**              4,651,597
           Insurance Company                 Index Fund

     *     Connecticut General Life          CIGNA Charter Growth & Income Fund                 N/A**              8,113,557
           Insurance Company

     *     Connecticut General Life          CIGNA Charter Global Stock Fund                    N/A**              2,736,621
           Insurance Company

     *     Connecticut General Life          CIGNA Fidelity Advisor Equity                      N/A**             18,668,249
           Insurance Company                 Growth Fund

     *     Connecticut General Life          CIGNA Warburg Pincus Emerging                      N/A**              5,264,461
           Insurance Company                 Growth Fund (Advisor Shares)

     *     Connecticut General Life          CIGNA INVESCO Total Return Fund                    N/A**              2,811,116
           Insurance Company

     *     Connecticut General Life          CIGNA Janus Fund                                   N/A**             11,682,563
           Insurance Company


* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

METALS USA, INC.                                           SUPPLEMENTAL SCHEDULE
401(K) PLAN                                                           SCHEDULE I

SCHEDULE H (PART IV) FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
    AT END OF YEAR
DECEMBER 31, 2000                                                    (CONTINUED)
--------------------------------------------------------------------------------

                                                                  (C)
                          (B)                     DESCRIPTION OF INVESTMENT INCLUDING
             IDENTITY OF ISSUE, BORROWER,          MATURITY DATE, RATE OF INTEREST,              (D)                 (E)
    (A)        LESSOR, OR SIMILAR PARTY            COLLATERAL, PAR OR MATURITY VALUE            COST            CURRENT VALUE

     *     Connecticut General Life          CIGNA Neuberger Berman Partners Trust              N/A**            $ 1,054,776
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime20 Fund                              N/A**                710,764
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime30 Fund                              N/A**              1,020,906
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime40 Fund                              N/A**              5,527,023
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime50 Fund                              N/A**              1,357,248
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime60 Fund                              N/A**                355,721
           Insurance Company

     *     National Financial                Metals USA, Inc. Common Stock                      N/A**              6,100,614
           Services Corporation

     *     Connecticut General Life          CIGNA Charter Guaranteed Income                    N/A**                951,197
           Insurance Company                 Fund

     *     Ohio National Life                ONLIC Fixed Accumulation Account                   N/A**              1,376,589
           Insurance Company

     *     Plan Participants                 Participant Notes Receivable                       N/A**              2,962,390



* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

                                                        (C)
                            (B)                   DESCRIPTION OF
                        RELATIONSHIP          TRANSACTIONS INCLUDING
        (A)          TO PLAN, EMPLOYER,       MATURITY DATE, RATE OF              (D)       (E)       (F)
    IDENTITY OF      OR OTHER PARTY-IN-      INTEREST, COLLATERAL, PAR         PURCHASE    SELLING    LEASE
   PARTY INVOLVED         INTEREST               OR MATURITY VALUE              PRICE      PRICE     RENTAL

                                          Failure to remit January 2000
                                          employee contributions to the
Metals USA, Inc.       Employer           trust on a timely basis**          $ 196,270      N/A       N/A

                                          Failure to remit February 2000
                                          employee contributions to the
Metals USA, Inc.       Employer           trust on a timely basis**            286,242      N/A       N/A

                                          Failure to remit March 2000
                                          employee contributions to the
Metals USA, Inc.       Employer           trust on a timely basis**            648,775      N/A       N/A

                                          Failure to remit April 2000
                                          employee contributions to the
Metals USA, Inc.       Employer           trust on a timely basis**            242,815      N/A       N/A

                                          Failure to remit May 2000
                                          employee contributions to the
Metals USA, Inc.       Employer           trust on a timely basis**             62,545      N/A       N/A

                                          Failure to remit June 2000
                                          employee contributions to the
Metals USA, Inc.       Employer           trust on a timely basis**            114,438      N/A       N/A

                                          Failure to remit July 2000
                                          employee contributions to the
Metals USA, Inc.       Employer           trust on a timely basis**            193,170      N/A       N/A

                                          Failure to remit August 2000
                                          employee contributions to the
Metals USA, Inc.       Employer           trust on a timely basis**             45,210      N/A       N/A

                                          Failure to remit September 2000
                                          employee contributions to the
Metals USA, Inc.       Employer           trust on a timely basis**            232,341      N/A       N/A

                                          Failure to remit October 2000
                                          employee contributions to the
Metals USA, Inc.       Employer           trust on a timely basis**             18,052      N/A       N/A

                                          Failure to remit November 2000
                                          employee contributions to the
Metals USA, Inc.       Employer           trust on a timely basis**            288,143      N/A       N/A

                                          Failure to remit December 2000
                                          employee contributions to the
Metals USA, Inc.       Employer           trust on a timely basis**            137,717      N/A       N/A



                          (G)
                       EXPENSES                                       (J)
                       INCURRED                                    NET GAIN
                          IN                            (I)        OR (LOSS)
        (A)           CONNECTION          (H)         CURRENT         ON
    IDENTITY OF          WITH           COST OF      VALUE OF        EACH
   PARTY INVOLVED     TRANSACTION        ASSET         ASSET      TRANSACTION



Metals USA, Inc.          N/A           $ 196,270     $ 196,270       -*



Metals USA, Inc.          N/A             286,242       286,242       -*



Metals USA, Inc.          N/A             648,775       648,775       -*



Metals USA, Inc.          N/A             242,815       242,815       -*



Metals USA, Inc.          N/A              62,545        62,545       -*



Metals USA, Inc.          N/A             114,438       114,438       -*



Metals USA, Inc.          N/A             193,170       193,170       -*



Metals USA, Inc.          N/A              45,210        45,210       -*



Metals USA, Inc.          N/A             232,341       232,341       -*



Metals USA, Inc.          N/A              18,052        18,052       -*



Metals USA, Inc.          N/A             288,143       288,143       -*



Metals USA, Inc.          N/A             137,717       137,717       -*



* Department of Labor Reg. 2510.3-102 requires that employee contributions be submitted to the Plan no later than 15 business days following the end of the month in which amounts were withheld from compensation. Failure to remit employee contributions to the Plan in a timely basis is considered a nonexempt transaction with a party-in-interest. Management believes that the transactions should not affect the tax-qualified status of the Plan as all such required payments were subsequently paid upon discovery. Therefore, no provision for income taxes has been included in the Plan's financial statements.

** Amounts represent an accumulation of monthly payroll contributions which were remitted late.

                                   SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


METALS USA, INC.

METALS USA, INC. 401(K) PLAN



June 27, 2001                    By:   /s/ TERRY L. FREEMAN
                                     --------------------------
                                       Terry L. Freeman
                                       Vice President and
                                       Chief Accounting Officer

                                INDEX TO EXHIBITS

EXHIBIT                                                            SEQUENTIAL
NUMBER   DESCRIPTION                                               PAGE NO.

23       Consent of PriceWaterhouseCoopers LLP                            1

4 Plan Agreement for the Metals USA, Inc. 401(k) Plan incorporated by reference to Exhibit 4.1 to the Registration Statement filed under cover of Form S-8 (Registration Number 333-62361) on August 27, 1998.